UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Perion Network Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

 (Title of Class of Securities)

M78673106

 (CUSIP Number)

January 22, 2019

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M78673106	13G	Page 2 of 8 Pages
1	NAME OF REPORTING PERSONS
EA2K Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
---

	6	SHARED VOTING POWER
1,800,000 (*)

	7	SOLE DISPOSITIVE POWER
---

	8	SHARED DISPOSITIVE POWER
1,800,000 (*)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,800,000 (*)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.93% (*) (**)

12	TYPE OF REPORTING PERSON (See instructions)
CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 25,965,527 issued and outstanding ordinary shares (such amount excludes 115,339 Ordinary Shares held by the Company) as of December 19, 2018, as provided by the issuer.

CUSIP No. M78673106	13G	Page 3 of 8 Pages
1	NAME OF REPORTING PERSONS
Baruch Erlich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom and Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
---

	6	SHARED VOTING POWER
1,800,000 (*)

	7	SOLE DISPOSITIVE POWER
---

	8	SHARED DISPOSITIVE POWER
1,800,000 (*)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,800,000 (*)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.93% (*) (**)

12	TYPE OF REPORTING PERSON (See instructions)
IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 25,965,527 issued and outstanding ordinary shares (such amount excludes 115,339 Ordinary Shares held by the Company) as of December 19, 2018, as provided by the issuer.

Item 1. (a)	Name of Issuer:

Perion Network Ltd.

(b)	Address of Issuer's Principal Executive Offices:

1 Azrieli Center, Building A
26 HaRokmim Street
Holon 5885849
Israel

Item 2. (a)	Name of Person Filing:

EA2K Ltd.

Baruch Erlich

(b)	Address of Principal Business Office:

EA2K Ltd. – 12 Mevo Habostan, Har Adar 90836, Israel

Baruch Erlich – 12 Mevo Habostan, Har Adar 90836, Israel

(c)	Citizenship:

EA2K Ltd. – Israel

Baruch Erlich – United Kingdom and Israel

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share

(e)	CUSIP Number:

M78673106

Item 3.	Not applicable

Item 4.	Ownership:

(a)	Amount beneficially owned:

See rows 5-9 of cover page of each reporting person.

The securities reported herein are directly owned by EA2K Ltd. Baruch Erlich controls EA2K Ltd. By reason of such control, Baruch Erlich may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the ordinary shares of the Issuer beneficially owned by EA2K Ltd.

This Statement shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by this Statement, and each Reporting Person disclaims beneficial ownership of any such securities.  In addition, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each of the Reporting Persons in this Schedule 13G disclaims the existence of any such group.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2019

EA2K Ltd. /s/ Avram Kaminer By: Avram Kaminer Title: Director /s/ Baruch Erlich By: Baruch Erlich Title: Director /s/ Baruch Erlich Baruch Erlich

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Agreement of Joint Filing by and among the Reporting Persons, dated as of January 30, 2019.